UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                            ORBIT INTERNATIONAL CORP.
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                         (Title of Class of Securities)

                                   685559-10-6
                                 (CUSIP Number)


                           c/o Elliot H. Lutzker, Esq.
                               Robinson & Cole LLP
                 885 Third Avenue, New York, New York 10022-4834
                                 (212) 451-2900
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 August 4, 2005
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       -2-
CUSIP  No.  685559-10-6

1)     Name  of Reporting Person - I.R.S. Identification No. of person (entities only).
     Dennis  Sunshine

2)     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
     (a)  [    ]
     (b)  [    ]

3)     SEC  Use  Only

4)     Source  of  Funds  (See  Instructions)
     PF  (See  Item  3)

5)     Check  if  Disclosure  of Legal Proceedings Is Required Pursuant to Items
2(d)  or  2(e)     [   ]

6)     Citizenship  or  Place  of  Organization
     U.S.A.

                     7)     Sole  Voting  Power
                            132,813*

NUMBER               8)     Shared  Voting  Power
OF  SHARES                  270,611*
BENEFICIALLY
OWNED  BY            9)     Sole  Dispositive  Power
EACH                        132,813*
REPORTING
PERSON  WITH        10)     Shared  Dispositive  Power
                            270,611*

11)     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
        403,424*

12)     Check  Box  if  the  Aggregate  Amount  in  Row  (11)  Excludes  Certain
        Shares     (See  Instructions)    [    ]

13)     Percent  of  Class  Represented  by  Amount  in  Row  (11)
        8.7%

14)     Type  of  Reporting  Person  (See  Instructions)
        IN


*Reflects  a  twenty-five  (25%)  stock  dividend  effective  July  18,  2005.

ITEM  1.  SECURITY  AND  ISSUER.

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.10 per share ("Common Stock") of Orbit International Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 80 Cabot Court, Hauppauge, New York 11788.

ITEM  2.  IDENTITY  AND  BACKGROUND.

(a)     This  Statement  is  being  filed  by  Dennis  Sunshine.

(b) The business address of Dennis Sunshine is c/o Orbit International Corp., 80 Cabot Court, Hauppauge, New York 11788.

(c) Dennis Sunshine is Chief Executive Officer, President and a director of the Issuer. The Issuer is engaged in the design, manufacture and sale of customized electronic components and subsystems, and the design and manufacture of distortion free commercial power units, power conversion devices and electronic devices for measurement and display. Its principal office is located at 80 Cabot Court, Hauppauge, New York 11788.

(d)-(e) Dennis Sunshine has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)     Dennis  Sunshine  is  a  citizen  of  the  United  States.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.*

     The event which requires the filing of this Statement is Mr. Sunshine selling 91,440 shares of Common Stock under a written and binding trading plan pursuant to Rule 10b5-1 of the Act.

ITEM  4.  PURPOSE  OF  TRANSACTION.*

     Mr. Sunshine sold 91,440 shares of Common Stock under a written and binding trading plan pursuant to Rule 10b5-1 of the Act.

     Except as otherwise described herein, Dennis Sunshine does not have any plans or proposals as of the date hereof which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of
Schedule  13D.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.*

(a) At the date of this Statement, Dennis Sunshine beneficially owns 403,424 shares of Common Stock of the Issuer, which includes shares held by Mr. Sunshine's wife, Francine Sunshine, and held in her IRA, as well as currently exercisable options to purchase 132,813 shares of Common Stock. This does not include the 93,750 restricted shares subject to forfeiture pursuant to the Orbit Stock Escrow Agreement dated October 13, 2004. This represents beneficial ownership of approximately 8.7% of the 4,480,467 total number of issued and outstanding shares of Common Stock of the Issuer as of August 9, 2005.

(b) Dennis Sunshine has sole disposition and voting power with respect to 132,813 shares of Common Stock of the Issuer issuable upon the exercise of options and shares investment and voting power with his wife with respect to 270,611 shares of Common Stock of the Issuer.

(c) Mr. Sunshine sold the following shares of Common Stock on NASDAQ within the last 60 days under a written and binding trading plan pursuant to Rule 10b5-1 of the Act.

Date                No.  of  Shares               Price  Per Share
----                ---------------               ----------------

06/13/2005            3664                            $10.25
06/14/2005            6510                             10.25
06/15/2005              80                             10.25
06/16/2005            1000                             10.25
06/20/2005            3451                             10.25
08/04/2005           91440                             12.7696

(d)     Not  Applicable.
(e)     Not  Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On October 13, 2004, the Company's Compensation Committee awarded Mr. Sunshine and two other senior executives a restricted stock award of 93,750 shares (post-split) that vests over a 10-year period commencing on October 13, 2007, subject to acceleration for a Change of Control (as defined). As long as the Shares are held in escrow, under Stock Escrow Agreement dated October 13, 2004, the escrow agent shall vote the escrowed shares in the same manner as the majority of all other shares voted on any manner, so as to not affect the outcome of any vote. Except as otherwise described herein, there exists no contracts, arrangements, understandings or relationships (legal or otherwise) between Dennis Sunshine and any other person or entity with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     None.

     SIGNATURE
     ---------
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August  12,  2005


     By:  /s/ Dennis Sunshine
          -------------------
          Dennis  Sunshine